RECEIVED
SEC MAIL PROCESSING SECTION
JUN - 1 2015
WASH, D.C.
196

15027156

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23669

*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Instinet, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathalie Cahlik-Leroy, 212-310-4122 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nathalie Cahlik-Leroy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Instinet, LLC, as of March 31st, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO, Instinet, LLC

Title

Notary Public

Taileen Joa
Notary Public -State of New York
01J06229951
Qualified in New York County
My Commission Expires 10/25/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Statement of Financial Condition

March 31, 2015

Contents

EY
Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

Member of
Instinet, LLC

We have audited the accompanying statement of financial condition of Instinet, LLC (the "Company") as of March 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Instinet, LLC at March 31, 2015 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

May 29, 2015

Instinet, LLC

(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Statement of Financial Condition

March 31, 2015

(in thousands)

Assets		
Cash and cash equivalents	$	48,770
Restricted cash		9,000
Cash segregated in compliance with federal regulations		15,500
Securities borrowed		42,811
Receivable from broker-dealers and clearing organizations		290,091
Receivable from customers		84,306
Transaction fees and other receivables, net of a $685 allowance		45,218
Deferred tax assets		9,139
Receivable from affiliates		1,732
Other assets		7,820
Total assets	$	554,387
Liabilities and member's equity		
Securities loaned	$	98,500
Payable to broker-dealers and clearing organizations		77,071
Payable to customers		60,486
Accounts payable		52,381
Accrued compensation		30,156
Payable to affiliates		16,297
Accrued expenses and other liabilities		21,081
Total liabilities		355,972
Commitments and contingent liabilities (See note 6)		
Total member's equity		198,415
Total liabilities and member's equity	$	554,387

See accompanying notes to the statement of financial condition.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Notes to the Statement of Financial Condition

March 31, 2015
(in thousands)

1. Nature of Business

Instinet, LLC ("Instinet" or the "Company") is an electronic agency securities broker which offers sales trading support, sophisticated trading tools and advanced technology to institutional clients and broker-dealers for the execution of securities orders in global market centers or with other clients. The Company offers commission management services and select third-party research (produced by independent providers or affiliates). Instinet settles and clears transactions with clients at prime brokers and custodian banks, but does not offer prime brokerage or custody services.

Instinet is a wholly owned subsidiary of Instinet Holdings Incorporated ("IHI" or "Member"), which is ultimately owned by Nomura Holdings, Inc. ("NHI").

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA is the Company's designated examining authority.

Further, Instinet is an introducing broker registered with the Commodity Futures Trading Commission ("CFTC") and a member of the National Futures Association ("NFA").

Additionally the Company is a member of BATS Y-Exchange Inc., BATS Z-Exchange Inc., BOX Options Exchange LLC, Chicago Stock Exchange, Incorporated, Chicago Board Options Exchange, Incorporated, C2 Options Exchange, Incorporated, CBOE Stock Exchange, LLC, EDGA Exchange, Inc., EDGX Exchange, Inc., International Securities Exchange, LLC, Miami International Stock Exchange, LLC, LLC, NASDAQ OMX BX, Inc., NASDAQ OMX PHLX LLC, the NASDAQ Options Market, the NASDAQ Stock Market LLC, the New York Stock Exchange, Inc., NYSE MKT LLC, NYSE Arca Equities and ISE Gemini, LLC.

2. Significant Accounting Policies

New Accounting Pronouncements

The Company adopted the following new accounting pronouncements during the year ended March 31, 2015.

Income Taxes - Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.

In July 2013, the FASB issued amendments to ASC 740, *Income Taxes* through issuance of ASU 2013-11, *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists*, ("ASU 2013-11").

ASU 2013-11 reduces diversity in how unrecognized tax benefits are presented when a net operating loss ("NOL") carryforward, similar tax loss, or a tax credit carryforward exists by generally requiring an unrecognized tax benefit to be presented as a reduction of a deferred tax asset, unless these tax attributes are not available under relevant tax law to settle additional income taxes that would result from the disallowance of a tax position.

ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, with early adoption permitted. The Company adopted ASU 2013-11 effective April 1, 2014. There was no material impact to the Company's statement of financial condition.

Future Accounting Pronouncements

The following new accounting pronouncements relevant to the Company will be adopted in future periods:

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers* (Topic 606), ("ASU 2014-09"). ASU 2014-09 replaces existing revenue recognition guidance in ASC 605 *Revenue Recognition*, replaces certain other industry-specific revenue recognition guidance, specifies the accounting for certain costs to obtain or fulfill a contract with a customer and provides recognition and measurement guidance in relation to sales of non-financial assets.

2. Significant Accounting Policies (continued)

The core principle of ASU 2014-09 is to depict the transfer of goods or services to customers at an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. It provides guidance on how to achieve this core principle, including how to identify contracts with customers and separate performance obligations in the contract, how to determine and allocate the transaction price to such performance obligations and how to recognize revenue when a performance obligation has been satisfied.

ASU 2014-09 is effective for annual reporting periods, and interim periods within those reporting periods beginning after December 15, 2017 with early adoption prohibited. The Company will adopt ASU 2014-09 from April 1, 2018 and is currently evaluating the potential impact it may have on its statement of financial condition.

Reporting Discontinued Operations

In April 2014, the FASB issued amendments to ASC 205, *Presentation of Financial Statements* ("ASC 205") and ASC 360 *Property, Plant and Equipment* ("ASC 360") through issuance of ASU 2014-08, *Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity*, ("ASU 2014-08"). ASU 2014-08 changes the criteria for discontinued operations reporting with the intention of less disposals qualifying and also introduces new presentation and disclosure requirements.

ASU 2014-08 is effective prospectively for all disposals or expected disposals classified as held for sale that occur within annual periods beginning on or after December 15, 2014 and interim periods within those years. Early adoption is permitted, but only for disposals or expected disposals classified as held for sale that have not been reported in statements of financial condition previously issued. The Company currently plans to adopt ASU 2014-08 from April 1, 2015 and does not expect a material impact to its statement of financial condition as a result of the adoption.

Stock Compensation

In June 2014, the FASB issued amendments to ASC 718 "Compensation—Stock Compensation" ("ASC 718") through issuance of ASU 2014-12 "Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period" ("ASU 2014-12").

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 AND ENDING 03/31/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Instinet, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Avenue of the Americas
(No. and Street)

New York NY 10036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathalie Cahlik-Leroy, 212-310-4122
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square New York NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Nathalie Cahlik-Leroy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Instinet, LLC, as of March 31st, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO, Instinet, LLC

Title

Notary Public

Taileen Joa
Notary Public -State of New York
01JO6229951
Qualified in New York County
My Commission Expires

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2. Significant Accounting Policies (continued)

ASU 2014-12 requires a performance target that affects vesting and that could be achieved after the requisite service period be accounted for as a performance condition based on the existing guidance in ASC 718 rather than as a nonvesting condition that affects the grant-date fair value of the award. ASU 2014-12 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015 with early adoption permitted. ASU 2014-12 may be applied either by prospectively or retrospectively. The Company currently plans to adopt ASU 2014-12 from April 1, 2016 and does not expect these amendments to have a material impact on its statement of financial condition.

Going Concern

In August 2014, the FASB issued amendments to ASC 205, *Presentation of Financial Statements* ("ASC 205") through issuance of ASU 2014-15, *Going Concern*, ("ASU 2014-15"). ASU 2014-15 requires management to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The amendment is effective for fiscal years ending after December 15, 2016. The Company currently plans to adopt ASU 2014-15 from April 1, 2017 and does not expect a material impact to its statement of financial condition as a result of the adoption.

Accounting Estimates

The preparation of the Company's statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Management believes that the estimates used in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents. At March 31, 2015, cash and cash equivalents included $43,315 invested in money market mutual funds defined under Rule 2a-7 of the Investment Company Act of 1940 and money market deposits held at four major U.S. financial institutions which, at times, may exceed federally insured limits. As these money market funds are valued based on quoted net asset values, the carrying value of these instruments at March 31, 2015 approximated fair value.

2. Significant Accounting Policies (continued)

Restricted Cash

The Company has $9,000 of restricted cash fully securing four letters of credit. These letters of credit were issued by a diversified U.S. financial institution on behalf of the Company to secure certain of the Company's customers' soft dollar credit balances, only in the event of the Company's bankruptcy. These letters of credit have expiration dates of June 30, 2015 for $2,000, December 31, 2015 for $3,000 and December 31, 2016 for $4,000. At March 31, 2015, no amounts had been drawn under any of the letters of credit.

Cash Segregated in Compliance with Federal Regulations

The Company had $15,500 in cash at March 31, 2015 segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the SEC.

Securities Borrowed and Loaned

Securities borrowed and securities loaned are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received in accordance with ASC 860, *Transfers and Servicing*. Securities borrowed transactions are used by the Company to facilitate the settlement process and require the Company to deposit cash with the lender. The Company also has a securities borrowing and lending matched book business, in which it borrows securities from one party and lends them to another party.

The amount of collateral required to be deposited for securities borrowed is an amount generally in excess of market value of the securities borrowed. For securities loaned, the Company receives collateral in the form of cash that typically exceeds the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained, or refunded, when deemed appropriate.

When the Company borrows securities, it provides cash to the lenders as collateral and earns interest income. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral and the Company pays interest expense. Interest income and interest expense are recorded as income or expense for these securities borrowing/lending activities.

2. Significant Accounting Policies (continued)

Collateralized Financing Agreements

In the normal course of business, the Company obtains securities borrowed on terms that permit it to repledge or resell the securities to others. In connection with its securities borrowing activities at March 31, 2015, the Company obtained securities with a fair value of $41,001, of which $28,972 have been either repledged or otherwise transferred to others in connection with the Company's financing activities or to meet customers' needs.

At March 31, 2015, the Company pledged securities to securities loaned transactions that can be sold or repledged by the third party with a fair value of $96,955.

These transactions are documented under industry standard master netting agreements which reduce the Company's credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty.

The following table presents information about offsetting of these transactions in the statement of financial condition, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default :

	Securities Borrowed	Securities Loaned
Gross Balance	$ 42,811	$ 98,500
Gross amounts offset in the statement of financial condition	-	-
Net amounts presented in statement of financial condition	42,811	98,500
Gross amounts not offset in the statement of financial condition (1)		
Financial instruments	(40,195)	(94,752)
Cash collateral	-	-
Amounts not offset in the statement of financial condition in the event of a counterparty default (2)	(2,203)	(806)
Net Amount	$ 413	$ 2,942

(1) Amounts related to recognized financial instruments that either management makes an accounting policy election not to offset or do not meet some or all of the requirements, or have not been included in (2) below.
(2) Represents amounts which are not permitted to be offset on the face of the statement of financial condition in accordance with ASC 210-20 but which provide the Company with the right of offset in the event of counterparty default. Amounts relating to agreements where the Company has not yet determined with sufficient certainty whether the right of offset is legally enforceable are excluded.

2. Significant Accounting Policies (continued)

Receivable From and Payable to Customers

Amounts receivable from and payable to customers include amounts due on delivery versus payment/receipt versus payment customer fails transactions and are reported on a settlement-date basis, in accordance with ASC 940, *Financial Services – Broker and Dealers* ("ASC 940"). Securities owned by customers, other than those fully paid for, are held as collateral for receivables. Such collateral is not reflected on the statement of financial condition.

Transaction Fees and Other Receivables, Net

Transaction fees and other receivables are reported on a trade date basis, net of an allowance for doubtful accounts of $685. These receivables mainly relate to clients billed on a month-end basis for their trading activity with Instinet. These fees can include commissions and certain clearing, execution and market data fees when passed back to clients. The allowance for doubtful accounts is based on the Company's assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay.

Transaction Fees

Transaction fees are generated by customers trading securities and are charged on a per share basis. Transaction fees are recorded on a trade-date basis.

Rebates from Market Centers and Exchanges and Rebates to Customers and Broker-Dealers

Instinet recognizes rebates from market centers and exchanges that relate to credits received in consideration for posting transactions into their order books. These credits are accounted for on a trade-date basis in income.

At the same time, when clients provide liquidity to market centers through Instinet, they may also receive credits, which are accounted for as an expense on a trade-date basis.

2. Significant Accounting Policies (continued)

Soft Dollar Arrangements

Customers are permitted to allocate a portion of their gross commissions to pay for research products and other qualifying services provided by third parties or NHI affiliates. The amounts allocated for those purposes are commonly referred to as soft dollar arrangements. A significant portion of the Company's transaction fee revenue is the result of trading activity executed under such arrangements. The Company's customers are under no obligation to place any minimum volume of trades with the Company, nor is the Company obligated to provide any services or benefits to customers under these arrangements before payment is received.

Section 28(e) of the U.S. Securities Exchange Act of 1934, as amended, provides a "safe harbor" to trading advisors to use soft dollars generated to obtain investment research and brokerage services that provide lawful and appropriate assistance to the advisor in the performance of investment decision-making responsibilities. Soft dollar expense primarily relates to the accrual for third-party or related party research products (to be directed to various vendors by the Company's underlying customers) and is recorded on a trade-date basis. The Company reports its transaction fee revenue from soft dollar customers gross of its soft dollar expense, as it is the primary obligor under such arrangements.

Instinet recorded $2,707 of prepaid soft dollar expenses, net of an allowance for doubtful accounts of $239, included in transaction fees and other receivables, net on the statement of financial condition. The Company also recorded $48,632 of accumulated soft dollar credits in accounts payable on the statement of financial condition.

Under its T*Share program, the Company arranges for customers to trade with multiple brokers while centralizing the payment of soft dollar expenses at the Company. Participating brokers reach an agreement with Instinet to transfer trading and commission data, as needed. The Company charged the executing brokers an administrative fee recorded in income, recorded a receivable of $10,793 in transaction fees and other receivables, net and a corresponding payable in accounts payable on the statement of financial condition.

2. Significant Accounting Policies (continued)

Membership in Depository Trust & Clearing Corporation ("DTCC"), at Cost

The Company's membership in DTCC represents ownership interests and provides the Company the right to conduct business as a clearing broker. At March 31, 2015, Instinet recorded $3,075 in other assets on the statement of financial condition. The ownership interests are recorded initially at cost or a lesser amount if there is an other-than-temporary impairment in value in accordance with ASC 940. At March 31, 2015, management has concluded that an other than temporary impairment has not occurred on any such ownership interests.

Clearing, Brokerage and Exchange Fees

Clearing, brokerage and exchange fees relate primarily to the fees charged by market centers or regulators for trading and clearing transactions, and the costs incurred for market data content for U.S.-based clients. Trading-related costs are recorded on a trade-date basis.

Foreign Currency Transactions

The Company's functional currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are re-measured into the U.S. dollar equivalents using period-end spot foreign exchange rates while income and expenses are re-measured at the average exchange rates during the year. Gains and losses resulting from foreign currency re-measurements are included in income or expense as applicable.

Derivatives

From time to time, the Company may enter into forward foreign currency contracts to facilitate customers' settling transactions in various currencies.

The Company enters into forward foreign currency contracts with third parties, with terms generally identical to its customers' transactions, thereby mitigating its exposure to currency risk. These typically do not extend beyond 14 days. The realized and unrealized gains and losses resulting from these transactions are recognized in income or expense as applicable. All derivative instruments are presented at their fair value. At March 31, 2015, the Company recorded $69 in receivable from broker-dealers and clearing organizations and $68 in payable to broker-dealers and clearing organizations in the statement of financial condition.

2. Significant Accounting Policies (continued)

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized as income or expense as applicable in the period that includes the enactment date.

In accordance with ASC 740, *Income Taxes* ("ASC 740"), the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. These income tax positions are measured at the largest amount that is greater than 50% likely of being realized based on a cumulative probability approach. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. As of March 31, 2015, the Company did not identify any unrecognized tax positions that should be recorded with respect to its tax positions in accordance with ASC 740-10.

The Company's policy is to treat interest and/or penalties, if any, related to income tax matters and uncertain tax positions as part of pretax income.

3. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations as of March 31, 2015, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 53,780	$ 62,160
Clearing deposits	109,845	–
Trade-date receivable, net	126,347	12,908
Fees and other receivable/payable	119	2,003
	$ 290,091	$ 77,071

3. Receivable From and Payable to Broker-Dealers and Clearing Organizations (continued)

Securities failed-to-deliver/receive represent the contract value of securities which have not been delivered or received by the Company on settlement date. The Company records the selling price of the security as a receivable due from the purchasing broker-dealer. The receivable is collected upon delivery of the securities. The Company records the amount of the purchase price of the security as a payable due to the selling broker. The liability is paid upon receipt of the securities.

Clearing deposits are required by clearing organizations to clear and settle transactions. The Company provides additional deposits as requested by clearing organizations.

Trade-date receivable, net relates to trades done by certain clients that settle their trades with Instinet prior to the regular-way settlement date. Instinet records the net by security of all such transactions with clearing organizations as a receivable or a payable.

4. Deferred Compensation

Some of the Company's employees were granted notional deferred equity units in June 2012, June 2013 and June 2014 as part of their overall year-end bonus award. This applied to the fiscal years ending March 31, 2012, 2013 and 2014, respectively.

Types of awards granted included Notional Stock Units ("NSU") of NHI, Collared Notional Stock Units ("CSU") of NHI and Notional Indexed Units ("NIU") which are based on the value of the MSCI Daily TR Net World USD Fund (ticker: NDDUWI:IND).

Awards issued vest over a specified period of time and are payable to the holder in cash as full settlement. The vesting schedule of awards outstanding during the current year is as follows:

FY2012 awards – NSUs vesting annually in equal increments over a three or five year period beginning April 30, 2013 and CSUs and NIUs vesting quarterly in equal increments over a three or five year period beginning June 30, 2012.

FY2013 awards – NSUs vesting annually in equal increments over a three year period beginning April 30, 2014 and CSUs and NIUs vesting quarterly in equal increments over a three year period beginning June 30, 2013.

4. Deferred Compensation (continued)

FY2014 awards – NSUs vesting annually in equal increments over a three year period beginning April 30, 2015 and CSUs and NIUs vesting quarterly in equal increments over a three year period beginning June 30, 2014.

The effect of Nomura's Full Career Retirement (FCR) policy over deferred awards applies to FY2013 and FY2014 awards. FCR prescribes that employees with a certain service period will be entitled to retain their deferred awards when leaving the company, provided they are not employed by a competitor. As such, the related deferred award expense of an employee eligible for FCR is fully recognized at issuance if the employee's FCR date has either passed or is within six (6) months of the issuance date. If the employee's FCR date is beyond six (6) months of issuance but prior to a component award's vest date, the associated expense recognition period of the issued deferred awards may not exceed the FCR date.

The Company's ultimate payment to settle deferred awards is contingent on the fair market value calculation at the vesting date for the respective award.

At March 31, 2015, the Company recorded $10,521 in accrued compensation on the statement of financial condition. The Company recorded $9,881 as a reduction in accrued compensation on the statement of financial condition for the amounts paid to employees or affiliates for transferred employees during the year ended March 31, 2015.

5. Related-Party Transactions

At March 31, 2015, balances with related parties are included in the following statement of financial condition captions:

Assets		
Transaction fees and other receivables, net	$	2,055
Receivable from affiliates		1,732
Liabilities		
Accounts Payable	$	2,495
Payable to affiliates		16,297

5. Related-Party Transactions (continued)

Instinet and its affiliates entered into a cross-border agreement and a profit sharing agreement as of April 1, 2009. The cross-border agreement requires each affiliate to record revenue and associated brokerage, clearing and exchange ("BCE") costs for all the securities cleared and settled by each affiliate. Consequently, the Company began recording all revenues and BCE costs associated with U.S. and South American equities (through its relationships with local brokers) as of April 1, 2009.

The global profit sharing agreement provides for a routine return on expenses that are not linked to revenue drivers (defined as customer relationship or technology), along with a sharing of global residual profit along the defined revenue drivers. The Company believes that this method adopted on April 1, 2009 is compliant with the relevant tax rules in all jurisdictions in which it does business. The Company recorded $1,621 in receivable from affiliates and $4,806 in payable to affiliates on the statement of financial condition. The Company settles these monthly.

Instinet Group, LLC ("IGLLC"), is a wholly owned subsidiary of IHI that provides various services to the Company. Pursuant to an operating agreement, IGLLC provides the Company with operational, management and administrative personnel, facilities and other services necessary to conduct its business in exchange for a fee. The service fee is equal to IGLLC's eligible expenses, net of interest income, plus 5%.

IGLLC also manages facilities for IHI and its U.S. affiliates and allocates occupancy expenses to the Company based on headcount.

IGLLC further manages the U.S. IT support on behalf of its U.S. affiliates and allocates IT infrastructure and network support expenses to the Company based on headcount.

For the above three services, the Company recorded $3,063 in payable to affiliates on the statement of financial condition at March 31, 2015. The Company settles these monthly.

The Company earns revenue for certain execution services provided to NHI's non-Instinet subsidiaries for trading in U.S. securities. At the same time, when NHI's non-Instinet subsidiaries provide liquidity to market centers through Instinet, they may also receive credits. These fees are collected or remitted upon settlement of the trades or through monthly invoicing.

The Company recorded a receivable of $2,055 in transaction fees and other receivables, net on the statement of financial condition at March 31, 2015.

Certain Instinet clients also consume Nomura research services. Instinet agreed to set aside as soft dollar expenses a portion of the commission collected for such mutual clients. At March 31, 2015, the Company recorded $2,495 in accounts payable on the statement of financial condition. The Company settles these monthly.

5. Related-Party Transactions (continued)

Instinet, LLC transferred certain employees providing market analysis to Nomura during the year ended March 31, 2015, but agreed to retain the costs related to these employees. The Company recorded $2,830 in payable to affiliates on the statement of financial condition at March 31, 2015. Instinet, LLC further leverages Nomura's resources for compliance services and recorded $420 in payable to affiliates in the statement of financial condition at March 31, 2015.

Also, for certain clients introduced by Instinet Pacific Limited to Instinet for trading in U.S. securities, Instinet agreed to share commissions with its affiliate to compensate them for the sales and trading coverage ultimately provided by Nomura Securities Corporation. The Company settles these monthly.

Instinet also facilitates the execution of certain client trades who wish to sell shares to Nomura Securities International ("NSI"). Any income recorded from clients for such trades has an equivalent expense recorded as a liability to NSI. . The Company settles these monthly.

Substantially all employees of the Company participate in a defined contribution pension plan sponsored by IHI. The IHI Savings Plan ("401(k) Plan") was established under Section 401(k) of the Internal Revenue Code. Eligible employees can contribute up to 50% of their annual base salary to the 401(k) Plan. IHI matches a discretionary amount of the employees' pre-tax contributions. To be eligible for the contribution, an employee needs to be an active employee as of March 31, 2015 with at least three months' service.

IGLLC further manages medical and dental plans for employees and allocates expenses based on headcount. The Company settles these monthly.

For the 2012, 2013 and 2014 NSU Plans, along with the 2012, 2013 and 2014 NIU Plans, Nomura International PLC entered into an economic hedge on behalf of itself and certain affiliates. The Company recorded $972 in payable to affiliates in the statement of financial condition at March 31, 2015. IHI settles these quarterly.

Instinet also recorded a liability of $1,685 related to compensation driven accruals for employees transferred to other affiliates in payable to affiliates on the statement of financial condition at March 31, 2015.

6. Commitments, Contingencies and Guarantees

The Company's business activities are highly regulated in many jurisdictions and subject to frequent regulatory examinations, inquiries and investigations. From time to time, the Company may become involved in legal and regulatory proceedings arising in the ordinary course of business or other circumstances. While any litigation contains an element of uncertainty, management believes, after consultation with counsel, that the outcomes of currently known legal or regulatory proceedings or related claims are unlikely to have a material adverse effect on the Company's statement of financial condition.

In the normal course of business, the Company may enter into legal contracts that contain a variety of representations and warranties that provide general indemnification to others. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be asserted against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect that any such indemnifications will have a material adverse effect on the Company's statement of financial condition.

The Company is committed under contracts with certain key employees to pay guaranteed bonuses of $420 for the year ended March 31, 2016, and nothing thereafter.

7. Credit, Market and Other Risks

The Company is exposed to market risk from its customers' securities transactions during the period between the transaction date and the settlement date. The settlement cycle is generally three business days in the U.S. equities markets and can be as much as five days in some international markets. In addition, the Company may have exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities.

The Company holds the securities that are the subject of the transaction as collateral for its customer receivables. Adverse movements in the prices of these securities can increase the Company's market risk.

The majority of the Company's transactions, including derivatives and, consequently, the concentration of its credit exposure are with broker-dealers and other financial institutions, primarily located in the United States.

7. Credit, Market and Other Risks (continued)

The Company seeks to manage its risks through a variety of reporting and control procedures, including establishing credit limits and credit standards based upon a review of the counterparty's financial condition and credit ratings. The Company monitors trading activity and collateral levels on a daily basis for compliance with regulatory and internal guidelines and obtains additional collateral, if appropriate.

The Company uses securities borrowed and loaned transactions to facilitate the settlement process to meet its customers' needs and to enter into equity finance transactions. Under these transactions, the Company either receives or provides collateral, generally cash or securities.

In the event the counterparty is unable to meet its contractual obligations to return the pledged collateral, the Company may be exposed to the market risk of acquiring the collateral at prevailing market prices.

The Company is subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement or the inability to process large volumes or transactions.

The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

8. Income Taxes

For tax purposes, the Company is disregarded as an entity separate from its single member, IHI, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). The Company pays to or recovers from IHI the taxes it has recorded, which are calculated on a separate company basis under a tax sharing agreement with IHI. The Company, together with IHI and certain other subsidiaries in the United States, is included in a consolidated federal income tax return, and consolidated or combined state and local income tax returns.

The current tax benefit is recorded as a reduction of the $2,427 payable to affiliates in the statement of financial condition at March 31, 2015.

The Company has net deferred tax assets of $9,139 which relate to temporary differences at March 31, 2015 primarily consisting of soft dollar expenses and compensation based accruals. Management believes that it is more likely than not that the deferred tax assets will be realized.

8. Income Taxes (continued)

The Company is currently undergoing a routine federal audit by the Internal Revenue Service ("IRS") for the fiscal year ending March 31, 2013. The IRS has not proposed any adjustments as of the date of this report.

Additionally, the Company is currently under routine audits by various state and local tax jurisdictions for the short period from February 1, 2007 to March 31, 2007, and the years ended March 31, 2008 to March 31, 2014. The various state and local tax jurisdictions have not proposed any adjustments as of the date of this report.

For tax purposes, the Company is amortizing intangible assets initially recorded in 2001 over 15 years. Such intangible assets were written-off for book purposes during 2005. As a result of the acquisition of the Company by Silver Lake Partners L.P. (the former owner of the Company) in December 2005, the annual tax amortization expense for these intangible assets has been limited in accordance with IRC Section 382. As of November 2010, the IRC Section 382 limitation period of 5 years ended and the Company is able to deduct the full amount of the amortization. This resulted in a 24.9% decrease in the Company's effective tax rate. As of March 31, 2015, the Company has $4,370 in future tax benefits associated with this intangible asset that will be recorded as a reduction of income tax expense through September 30, 2016. The Company does not recognize a deferred tax asset on this intangible asset as the tax basis exceeds the book basis of the intangible.

As stated in the Significant Accounting Policies above, the Company did not identify any unrecognized tax positions that should be recorded. Additionally, as of the date of this report, the Company does not believe that the tax audits will result in a significant decrease in unrecognized benefits. The Company does not believe that it is reasonably possible that any significant unrecognized tax benefits will be recorded within the next twelve months.

9. Fair Value of Financial Instruments

ASC 820, *Fair Value Measurements*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. ASC 820 establishes the following three hierarchies for fair value:

9. Fair Value of Financial Instruments (continued)

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II – Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level III – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Assumptions include those of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. As of March 31, 2015, the Company had no financial instruments carried at fair value on a recurring basis, except for the derivatives described in Note 2, which are classified as Level II in the fair value hierarchy.

Estimated Fair Value of Financial Instruments not Carried at Fair Value

Certain financial instruments are not carried at fair value on a recurring basis in the statement of financial condition since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due.

The carrying value of the majority of the following financial instruments will approximate fair value since they are liquid, short-term in nature and or contain minimal credit risk. These include Cash and cash equivalents, Securities borrowed, Other assets and Securities loaned. Other assets included in the table below primarily relate to membership in DTCC.

The following table presents carrying values, estimated fair values and classification within the fair value hierarchy of those fair values for financial instruments which are carried on a basis other than fair value within the statement of financial condition as of March 31, 2015.

	Carrying Value	Fair Value	Fair Value of Level I	Fair Value of Level II	Fair Value of Level III
Assets					
Cash and cash equivalents	$ 57,770	$ 57,770	$ 57,770	$ –	$ –
Securities borrowed	42,811	42,811	–	42,811	–
Other assets	3,231	3,231	–	–	3,231
Liabilities					
Securities loaned	$ 98,500	$ 98,500	$ –	$ 98,500	$ –

10. Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative net capital method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $1,000, 2% of aggregate debit items arising from customer transactions, or the CFTC minimum required further discussed below.

At March 31, 2015, the Company had regulatory net capital of $120,728 which was $117,790 in excess of its required net capital of $2,938. The Company's ratio of net capital to aggregate debit items was 82.17%.

Additionally, under Rule 15c3-3, the Company had cash on deposit of $15,500 in the special reserve bank account for the exclusive benefit of customers, with no required deposit at March 31, 2015. The Company withdrew an additional $14,600 in the special reserve bank account for the calculation performed as of March 31, 2015, resulting in cash on deposit of $900 effective April 2, 2015.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies. The Company did not require any such notification during the year ended March 31, 2015.

Instinet is also registered as an introducing broker with the CFTC and introduces all its commodity futures activity to an affiliate who executes and facilitates clearing of the transactions. The Company is subject to the greater of the following when determining its minimum net capital requirement under CFTC rules:

- $45 minimum net capital required as a CFTC introducing broker;
- the amount of adjusted net capital required by a futures association of which it is a member;
- the amount of net capital required by Rule 15c3-1(a) of the Securities and Exchange Commission (17 CFR 240.15c3-1(a)).

At March 31, 2015, the Company had a $2,938 minimum capital requirement with the CFTC driven by its minimum requirement under the Securities Exchange Act ("SEA") rule 15c3-1.

11. Subsequent Events

The Company has evaluated subsequent events through May 29, 2015, the date as of which the statement of financial condition is being issued.